4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199
August 28, 2009
Mr. Tim Buchmiller
Mail Stop 3030
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nanosphere, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2009 File No. 001-33775
Dear Mr. Buchmiller:
Reference is hereby made to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2009, with respect to the above referenced filings of Nanosphere, Inc. (the “Company”), and the Company’s response filed with the Commission as correspondence on EDGAR on August 27, 2009 (the “Response Letter”). Further to our telephone conversation this afternoon, set forth below please find our supplemental response to Staff comment number 3 in the Response Letter which has been amended and restated in its entirety to provide the expanded definition of sharp melting curves that we discussed. For your convenience, Staff comment number 3 is set forth in its entirety herein below.
Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business
Unparalleled Specificity, page 8
3.	We note your disclosure that “[a] key property of the oligonucleotide-linked gold nanoparticle is an extremely sharp melting curve.” Although we note your disclosure in the two sentences that follow, please revise your applicable future filings to explain more clearly the function of the sharp melt transition curves and the significance of those curves to the specificity of your product. In addition, please explain whether the sharp melting curves are a proprietary feature of your gold nanoparticles or whether the sharp melting curves, and therefore specificity, could be replicated by competitors using oligonucleotides labeled by gold or other types of nanoparticles, rather than fluorophore probes, that would not be covered by your patents or other forms of proprietary protections. Please update your “Competition” section in your future filings to disclose, to the extent then known, whether you have any competitors that are currently developing or marketing products with the oligonucleotide specificity you describe.

Response:	In our future filings with the Commission that require disclosure of the information set forth in Item 101(c) of Regulation S-K, we will expand our disclosure of sharp melting curves as follows:
"Unparalleled Specificity. A key property of the oligonucleotide-linked gold nanoparticle is an extremely sharp melting curve. The melting curve is the temperature range over which the capture probe dissociates from complementary targets in the patient sample. Our nanoparticles exhibit dissociation transitions of less than one degree in Celsius temperature, whereas most alternative products are based on polymerase chain reaction, or PCR, which exhibits melt transitions typically in the 15-30 degree range. The reduced band in temperature in which binding and dissociation occurs, creates a significantly higher signal to noise ratio resulting in greater specificity. These qualities eliminate errors caused by mismatched nucleotide pairs, thereby allowing genomic targets differing by a single nucleotide (base pair) to be distinguished with unprecedented selectivity. Sharp melting curves are a proprietary feature of our nanoparticles and our patent portfolio includes issued patents protecting the methods and product performance related to melt transition curves.”
We are unaware of competitors that are currently developing or marketing products with the oligonucleotide specificity that we describe. If at any time in the future we become aware of any competitors who are developing or marketing products with similar oligonucleotide specificity, we will disclose that fact in future filings with the Commission.
On behalf of the Company, I hereby confirm that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (847) 400-9021.
Sincerely,
/s/ Roger Moody
Roger Moody
Chief Financial Officer and Treasurer

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